Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

April 9, 2024

VIA EDGAR

Eileen Smiley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Venerable Variable Insurance Trust File Nos. 811-23910 and 333-274984

Dear Ms. Smiley:

On behalf of Venerable Variable Insurance Trust (the “Trust”) and each series thereof (the “Funds”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 26, 2023, regarding the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Trust’s response. Capitalized terms used but not defined in this letter shall have the meanings given to them in the Registration Statement.

GENERAL COMMENT

1.	Please provide information regarding the Trust’s officers, trustees and service providers in a pre-effective amendment that also includes the Trust’s seed financial statements. The Staff requests this information be provided at least 15 days prior to the date the Trust will seek to go effective.

Response: The Trust has included the requested information in the updated Registration Statement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

PROSPECTUS

FUND SUMMARIES

2.	Each Fund’s fee table includes a footnote describing the Adviser’s fee waiver and expense reimbursement agreement. Please confirm each agreement will be in place for at least one year from the effective date of the Registration Statement.

Response: The Trust confirms that each fee waiver and expense reimbursement agreement will be in place for at least one year from the effective date of the Registration Statement.

3.	With respect to the “Non-Investment Grade Debt Securities (“High Yield” or “Junk Bonds”)” risk discussion included for certain Funds, please replace “may be” with “are,” as noted below.

Non-Investment Grade Debt Securities (“High Yield” or “Junk Bonds”). Non-investment grade debt securities involve higher volatility and higher risk of default than investment grade debt securities. Accordingly, non-investment grade debt securities ~~may be~~ are considered speculative investments.

Response: The Trust has made the requested change in the updated Registration Statement.

Venerable Large Cap Index Fund

4.	The third paragraph of the Fund’s Principal Investment Strategy states “The Fund generally seeks to replicate the performance of the [ ] Index by giving approximately the same weight to a given stock as the index does. However, the Fund may at times hold securities not included in the index or may not hold stocks in the same proportions as the index for a number of reasons…” Please revise this disclosure to reflect whether the Fund intends to replicate the index, or alternatively, track the performance of the index using sampling technology.

Response: The Trust has revised the disclosure in the updated Registration Statement to reflect the Fund intends to employ a replication strategy.

Venerable Strategic Bond Fund

5.	Please add disclosure to the Principal Investment Strategy stating FT and the money managers will primarily use the Bloomberg US Aggregate Bond Index to estimate the average duration of the domestic bond market, as noted in the Trust’s response letter dated January 31, 2024.

Response: The Trust has added the requested disclosure in the updated Registration Statement.

6.	The fifth paragraph of the Fund’s Principal Investment Strategy states the Fund may use interest rate swaps, credit default swaps, options and futures contracts. Please confirm these derivatives are principal strategies of the Fund or, if not, move them to Item 9 or the SAI, as appropriate.

Response: The Trust confirms these derivatives are principal strategies of the Fund.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Venerable US Large Cap Core Equity Fund and Venerable US Large Cap Strategic Equity Fund

7.	In the “Additional Information about the Funds” section, it states each of the Venerable US Large Cap Core Equity Fund and Venerable US Large Cap Strategic Equity Fund may invest in master limited partnerships (MLPs) as a non-principal strategy. In the Trust’s response letter dated January 31, 2024, the Trust confirmed MLPs in which the Funds may invest may be private companies exempt from the definition of an investment company under 3(c)(1) and 3(c)(7) of the 1940 Act. Please confirm that if acquired fund fees and expenses are expected to exceed one basis point for either Fund, they will be listed as a separate line item in the applicable Fund’s fee table.

Response: The Trust confirms that to the extent acquired fund fees and expenses are expected to exceed one basis point for a Fund, they will be listed as a separate line item in the applicable Fund’s fee table.

MANAGEMENT

8.	Please confirm all agreements with the sub-advisers and money managers will be approved in compliance with Section 15 of the 1940 Act.

Response: The Trust confirms that the agreements with the sub-advisers and money managers will be approved in compliance with Section 15 of the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

9.	The “Adviser” section of the SAI states the Adviser is a wholly-owned subsidiary of Venerable Holdings, Inc. (“Venerable”), and Venerable was created by an investor group led by affiliates of Apollo Global Management, Inc., Crestview Partners, Reverence Capital Partners and Athene Holdings, Ltd. To the extent applicable, please include the information required by Item 19(a)(1) of Form N-1A with respect to any person or entity controlling the Adviser.

Response: The Trust has included information responding to Item 19(a)(1) of Form N-1A in the updated Registration Statement.

10. Please disclose the advisory fees payable to each sub-adviser and money manager, as well as the method of calculating such fees, consistent with Item 19(a)(3) of Form N-1A.

Response: The Trust notes that it has filed an application with the Commission requesting an order exempting it from Section 15(a) of the 1940 Act and certain disclosure obligations, including disclosure obligations under Item 19(a)(3) of Form N-1A. The Trust is hopeful an order will be granted prior to the Funds commencing operations and, therefore, has not included the advisory fees payable to each sub-adviser and money manager.

11. Please confirm whether the Adviser employs personnel providing advisory services to the Fund or if such personnel is employed by an affiliate of the Adviser. If personnel is employed by an affiliate of the Adviser, please provide a response to the Staff’s Prior Comment 24 provided on November 15, 2023, with respect to the personnel. In particular:

•	Identify the Affiliate of the Adviser who employs the personnel.

•	Identify the country of domicile of the Affiliate, how it is affiliated with the Adviser (i.e., controlling entity, controlled entity, or sister company), whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate.

•	Please supplementally explain whether the Fund and the Affiliate have entered into any agreement to provide these services.

o	If so, please explain why such an agreement is not an advisory contract within the meaning of the Investment Company Act of 1940. Please provide a copy to the staff of any such agreement.

o	In your response, address (regardless of whether there is an agreement in place): (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate’s personnel and resources for investment opportunities; (iii) whether the Affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate and whether they are paid pursuant to an agreement; and (v) whether the Affiliate is considered a fiduciary with respect to the Fund.

•	Confirm the records created by the personnel required under the Investment Company Act are records of the Fund and the location where they will be maintained.

Response: No investment advisory services are provided to the Funds by an affiliate of the Adviser. VIAC Services Company (the “Affiliate”) is a U.S. domiciled limited liability company and an affiliate of the Adviser through common ownership by Venerable Holdings, Inc. The personnel of the Adviser are considered to be personnel of the Affiliate for payroll and benefits eligibility purposes only and as a function of the overall corporate compensation and personnel management structure of entities under common ownership by Venerable Holdings, Inc. The Affiliate is not registered with the Commission. There are no services being provided to the Funds by the Affiliate, there is no agreement in place between the Funds and the Affiliate, and there are no fees being paid by the Funds to the Affiliate. The Affiliate is not considered a fiduciary with respect to the Funds. The Adviser confirms that records created by the personnel of the Adviser related to the Funds are records of the Funds and will be maintained at the office of the Adviser at 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380.

DECLARATION OF TRUST

12. Please explain in the response letter what Section 9.6 of the Declaration of Trust is intended to cover as compared to Section 9.5.

Response: Section 9.5 of the Declaration of Trust states that a Covered Person “shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.” Section 9.6 of the Declaration of Trust clarifies that the Trust may also indemnify a Covered Person in circumstances not associated with a claim, action, suit or proceeding in which the Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, director, officer, employee or agent and against amounts paid or incurred by the Covered Person in settlement thereof. In addition, Section 9.6 clarifies that the Trust may also indemnify persons other than Covered Persons.

* * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Kristina Magolis

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